

July 9, 2026

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: **Form 1 Amendment**

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibits C of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibits C, the Exchanges are each filing an amendment to reflect changes to several entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 10:00 a.m. on 07/09/26

Enclosures

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **07/09/26**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1.   State the name of the applicant: Cboe EDGX Exchange, Inc.

2.   Provide the applicant's primary street address (Do not use a P.O. Box):
   433 W Van Buren Steet
   Chicago, Illinois 60607

   26000321

3.   Provide the applicant's mailing address (if different):

4.   Provide the business telephone and facsimile number:
   (312) 786-5600   (312)-786-7138
        (Telephone)   (Facsimile)

5.   Provide the name, title and telephone number of a contact employee:
   Laura Dickman   Associate General Counsel   Cboe EDGX Exchange, Inc.   (312) 786-7572
      (Name)   (Title)   (Telephone Number)

6.   Provide the name and address of counsel for the applicant:
   Patrick Sexton
   433 W Van Buren Street
   Chicago, Il. 60607

7.   Provide the date that applicant's fiscal year ends: December 31

8.   Indicate legal status of the applicant: X   Corporation   Sole Partnership   Partnership
                                           Limited Liability Company   Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 07/09/26   Cboe EDGX Exchange, Inc.
     (MM/DD/YY)   (Name of Applicant)
By: _____ [signature executed at 10:00 a.m. on 07/09/26   Laura Dickman, Associate General Counsel
   (Signature)   (Printed Name and Title)
Subscribed and sworn before me this _9th_ day of July , 2026   by _____
                                    (Month)   (Year)   (Notary Public)
My Commission expires _8-6-28_   County of Cook   State of Illinois

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Official Seal
JEFFREY P SMITH
Notary Public, State of Illinois
Commission No. 994814
My Commission Expires August 6, 2028

<u>**EXHIBIT C – Amendment as of July 9, 2026**</u>

Summary of changes made to Exhibit C:

- For Cboe Global Indices, LLC, Keith Peterson (Vice-President) has been appointed as an Officer.
- For Cboe Bats, LLC, Keith Peterson (Vice-President) has been appointed as an Officer.
- For Cboe Data Services, LLC, Keith Peterson (Vice-President) has been appointed as an Officer.
- Cboe FX Services, LLC has merged with and into Cboe FX Holdings, LLC with Cboe FX Holdings, LLC as the surviving entity.
- Cboe, LLC has merged with and into Cboe III, LLC with Cboe III, LLC as the surviving entity.